UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44863

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/21__   AND ENDING __12/31/21__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __FIMCO Securities Group, Inc__

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__929 West Shaker Circle__
                                        (No. and Street)
__Mequon__   __WI__   __53092__
       (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__Fred Henry__   __414-702-8872__   __fredhenry@fisecfi.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Davilia Advisory LLC__
                    (Name – if individual, state last, first, and middle name)
__10135 Manchester Rd, Ste 206__ __St. Louis__   __MO__   __63122__
(Address)   (City)   (State)   (Zip Code)
__11/21/2019__   __6667__

(Date of Registration with PCAOB)(If applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Frederick Henry_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __FIMCO Securities Group, Inc_____, as of __12/31_____, 2__21____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _PRESIDENT_____

_____
Notary Public

NICOLE HUSON
Notary Public, Notary Seal
State of Missouri
St. Charles County
Commission # 21252756
My Commission Expires 10-11-2025

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FIMCO Securities Group, Inc

Financial Statements and Supplementary Information

December 31, 2021

FIMCO SECURITIES GROUP, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2021

TABLE OF CONTENTS



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of
FIMCO Securities Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FIMCO Securities Group, Inc. (the "Company") as of December 31, 2021, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FIMCO Securities Group, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as FIMCO Securities Group, Inc.'s auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
March 31, 2022

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

FIMCO SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

Assets		
Assets:		
Cash	$	49,338
Commissions Receivable		26,000
Other Assets		335
Total Assets	$	75,673
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts Payable	$	2,250
Payroll taxes payable		2,727
Total Liabilites	$	4,977
Stockholder's Equity:		
Common Stock: $.01 Par Value, 9,000 Shares Authorized,		
100 Shares Issued and Outstanding		1
Additional Paid-in-Capital		269,548
Retained (Deficit)		(198,853)
Total Stockholder's Equity		70,696
Total Liabilities and Stockholder's Equity	$	75,673

The accompanying notes are an integral part of these financial statements.

FIMCO SECURITIES GROUP, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2021

Revenues:		
Commission Income	$	174,198
Other		50,000
Total Revenues		224,198
Operating Expenses:		
Salaries and wages		21,000
Professional Fees		19,569
Regulatory Fees and Expenses		7,500
Payroll taxes		3,255
State taxes		637
General and Administrative		208
Total Operating Expenses		52,169
Net Income	$	172,029

The accompanying notes are an integral part of these financial statements.

FIMCO SECURITIES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2021

	Common Stock		Additional Paid in Capital	Retained (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2020	100	$ 1	269,548	(243,719)	25,830
Distributions	-	-	-	(127,163)	(127,163)
Net Income	-	-	-	172,029	172,029
Balance, December 31, 2021	100	$ 1	$ 269,548	$ (198,853)	$ 70,696

FIMCO SECURITIES GROUP, INC.

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash Flows from Operating Activities:	
Net Income	172,029
Extinguishment of Debt	(25,000)
Effects of Changes in Operating Assets and Liabilities:	
Commissions Receivable	11,154
Other Assets	-
Accounts Payable	4,477
Net Cash Provided by Operating Activities	162,660
Cash Flows from Financing Activities:	
Distributions to Stockholder	(127,163)
Net Cash Used in Financing Activities	(127,163)
Net Increase in Cash	35,497
Cash at Beginning of Year	13,841
Cash at End of Year	$ 49,338

Notes to Financial Statements

December 31, 2021

1. Summary of Significant Accounting Policies

Business Activity

FIMCO Securities Group, Inc. (the "Company") was incorporated in the state of Wisconsin on March 25, 1992. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commission Receivable

Commissions receivable consist of 12b-1 fees. An allowance for uncollectible receivables is not considered necessary as the Company collects all amounts in the subsequent month.

Revenue Recognition

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Income Taxes

The Company's earnings are taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as tax expense. The Company is no longer subject to U.S. and Wisconsin income tax examinations for years ending before December 31, 2018.

2. Revenue from Contracts with Customers

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Notes to Financial Statements

December 31, 2021

12b-1 Fee Income

The Company earns 12b-1 fees in accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregation of Revenue

Based on the Company's revenue for the year ended December 31, 2021, no further disaggregation of revenues is deemed necessary as all revenue streams were similar in nature.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $44,361. The ratio of aggregate indebtedness was 11.22 to 1.

5. Related Party

The Company's principal place of operations is the stockholder's primary residence. The stockholder does not charge the Company occupancy or other operating expenses. The Company has made payments to Mark Henry, a related party to the sole stockholder Fred Henry, for assistance with regulatory reporting requirements.

6. PPP Loans

On April 30, 2021, the Company entered into a Promissory Note dated April 30, 2021 (the "PPP Note") with Associated Bank National Association as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $25,000 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

Notes to Financial Statements

Schedule I: Net Capital Under Rule 15c3-1 and Computation of Aggregate Indebtedness

December 31, 2021

Computation of Net Capital:

Stockholder's equity	$	70,696
Less Non-Allowable Assets:		
Commissions Receivable		(26,000)
CRD Deposit		(335)
Total Non-Allowable Assets		(26,335)
Net Capital (Deficiency)	$	44,361

Aggregate Indebtedness:

Total Aggregate Indebtedness-Total Liabilities	$	4,977

Computation of Basic Net Capital Requiremnet:

Minimim Net Capital Required	$	5,000
Excess (Deficit) Net Capital	$	39,361
Ratio of Aggregate Indebtedness to Net Capital		11.22

There are no material differences between the Company's Net Capital per above and the amounts reported in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2021, as amended on March 29, 2022.

FIMCO SECURITIES GROUP, INC.

Schedule II and III: Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3
December 31, 2020

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Schedule III: Information Relating to Possession and Control Requirements Under Rule 15c3-3.

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of
FIMCO Securities Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) FIMCO Securities Group, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which FIMCO Securities Group, Inc. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(1) (the "exemption provisions") and (2) FIMCO Securities Group, Inc. stated that FIMCO Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception. FIMCO Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FIMCO Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
March 31, 2022

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

FIMCO SECURITIES GROUP, INC.'S EXEMPTION REPORT

FIMCO Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1), and the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

FIMCO Securities Group, Inc.

I, Frederick A. Henry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct,



Frederick A. Henry
President